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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549



                         Schedule 13D



                  Under the Securities Exchange Act of 1934
                             (Amendment No. 9)





                             BIG O TIRES, INC.
                             (Name of Issuer)

                   Common Stock, par value $.10 per share
                       (Title of Class of Securities)

                              089324 20 6
                            (CUSIP Number)



                           Richard M. Russo, Esq.
                           GIBSON, DUNN & CRUTCHER
                     1801 California Street, Suite 4200
                           Denver, Colorado  80202
                               (303) 298-5700

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   *

           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement [].

                                       SEC 1746 (12-91)

* This Amendment No. 9 to the Schedule 13D contains no additional information and is being filed solely for the purpose of restating the
Schedule 13D and the prior amendments thereto in compliance with Regulation S-T.


CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   STEVEN P. CLOWARD

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF AND OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES

NUMBER OF       7  SOLE VOTING POWER
SHARES             43,990.655
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           25,110
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          2,808
PERSON         10  SHARED DISPOSITIVE POWER
WITH               57,730.655

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    98,339.655

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    2.9467%

14  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   JOHN BRADLEY ADAMS

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF AND OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES

NUMBER OF       7  SOLE VOTING POWER
SHARES             19,877.5024
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           1,311
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          1,824
PERSON         10  SHARED DISPOSITIVE POWER
WITH               13,636.5024

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    37,164.5024

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    1.1181%

14  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   RON LAUTZENHEISER

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF AND OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES

NUMBER OF       7  SOLE VOTING POWER
SHARES             4,200
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           6,566.3312
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          16,744.00
PERSON         10  SHARED DISPOSITIVE POWER
WITH               6,566.3312

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    23,310.33

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    0.70%

14  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   DENNIS JAMES FRYER

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF AND OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES

NUMBER OF       7  SOLE VOTING POWER
SHARES             6,367.9306
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           0
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          15
PERSON         10  SHARED DISPOSITIVE POWER
WITH               4,636.9306

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    6,367.9306

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    .1925%

14  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   ALLEN ERIC JONES

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF AND OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES

NUMBER OF       7  SOLE VOTING POWER
SHARES             5,783.2808
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           0
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          0
PERSON         10  SHARED DISPOSITIVE POWER
WITH               4,067.2808

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11,099.2808

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    .3350%

14  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   KELLEY AMANDA O'REILLY

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF AND OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES

NUMBER OF       7  SOLE VOTING POWER
SHARES             3,772.2658
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           0
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          0
PERSON         10  SHARED DISPOSITIVE POWER
WITH               682.9063

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,772.2658

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    .1140%

14  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   GREGORY L. ROQUET

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF AND OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES

NUMBER OF       7  SOLE VOTING POWER
SHARES             4,853.1304
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           0
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          0
PERSON         10  SHARED DISPOSITIVE POWER
WITH               1,767.6782

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9,537.1304

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    .2879%

14  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   THOMAS LEE STAKER

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF AND OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES

NUMBER OF       7  SOLE VOTING POWER
SHARES             7,471.571
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           0
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          300
PERSON         10  SHARED DISPOSITIVE POWER
WITH               0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11,152.571

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    .3368%

14  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   PHILIP JOSEPH TEIGEN

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF AND OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES

NUMBER OF       7  SOLE VOTING POWER
SHARES             4,519.843
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           0
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          0
PERSON         10  SHARED DISPOSITIVE POWER
WITH               1,154.3372

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    7,193.843

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    .2173%

14  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   BRUCE HARRELSON WARE

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF AND OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES

NUMBER OF       7  SOLE VOTING POWER
SHARES             7,081.0814
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           0
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          400
PERSON         10  SHARED DISPOSITIVE POWER
WITH               4,917.0814

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    12,067.0814

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    .3642%

14  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   BRADLEY RUSSELL FINDLAY

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF AND OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES

NUMBER OF       7  SOLE VOTING POWER
SHARES             237
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           0
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          0
PERSON         10  SHARED DISPOSITIVE POWER
WITH               0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    426

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    .01288%

14  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   BIG O TIRE DEALERS OF AMERICA

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   CALIFORNIA

NUMBER OF       7  SOLE VOTING POWER
SHARES             0
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           0
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          0
PERSON         10  SHARED DISPOSITIVE POWER
WITH               0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    0

14  TYPE OF REPORTING PERSON*
    CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



ITEM 1.  SECURITY AND ISSUER

This Amendment No. 9 to the Schedule 13D filed on December 12, 1994 (the "Schedule 13D") relates to the shares of common stock, $.10 par value per share ("Shares"), of Big O Tires, Inc., a Nevada corporation ("Big O"), and is being filed by the following parties (collectively, the "Reporting Persons"):


    Big O Tire Dealers of America

    Members of Management
    John B. Adams
    Steven P. Cloward
    Dennis J. Fryer
    Allen E. Jones
    Kelly A. O'Reilly
    Gregory L. Roquet
    Thomas L. Staker
    Philip J. Teigen
    Bruce H. Ware
    Brad Findlay
    Ron Lautzenheiser

The principal executive offices of Big O are located at 11755 East Peakview Avenue, Englewood, Colorado 80111.

     This Amendment No. 9 to the Schedule 13D contains no additional information and is being filed solely for the purpose of restating the Schedule 13D and the prior amendments thereto in compliance with Regulation S-T.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) The Schedule 13D and Amendment No. 1 thereto were filed on behalf of certain members of Big O's management and certain owners of Big O dealerships. Amendment No. 2 was filed on behalf of the Reporting Persons because the constituency of the original reporting persons changed due to the facts that: (1) David D. Dwyer who was covered by the Schedule 13D and Amendment No. 1 thereto was no longer a member of the management of Big O; (ii) Ron Lautzenheiser joined the management of Big O after Amendment No. 1 was filed; and (iii) the individual dealers named in the original Schedule 13D became members of the newly formed Big O Tire Dealers of America which acted for all such dealers in the investigation and formulation of any proposal to acquire Big O.

As disclosed in Amendment 2, on February 7, 1995, Big O Tire Dealers of America, a California non-profit mutual benefit corporation ("BOTA"), was formed. BOTA was formed to provide the dealers with a body which could represent them in their efforts to achieve their shared goals involved in owning a Big O dealership, including, without limitation, the possibility of returning Big O to its original position as a private company. On February 14, 1995, BOTA was duly authorized by its members, the franchised Big O dealers, to investigate and evaluate the viability of an acquisition of Big O. BOTA is not authorized to enter into any agreements on behalf of its members relating to the common stock of Big O. Approval of any such agreement shall be made by the franchised Big O dealers and a new entity would need to be formed in connection therewith.

The following are the directors and officers of BOTA:

        P. Tom Staker
        Guido Bertoli
        Bryan Edwards
        Wesley Stephenson
        Ken Little
        Scott Klossner
        Ken Roetto
        Louis Martinez
        Mike Lyons

     (b) The business address of BOTA and all of its directors and officers is c/o Richard P. Waxman, Esq., Wendel, Rosen, Black & Dean, 1111 Broadway, 24th Floor, Oakland, California 94604. The business address of all Reporting Persons listed under the heading "Members of Management" is 11755 East Peakview Avenue, Englewood, Colorado, 80111.

     (c) In addition to the principal occupations disclosed in the Schedule 13D, Mr. Lautzenheiser is the Vice President of Business Development of Big O. The directors and officers of BOTA are owners of franchised Big O dealerships.

     (d) None of the Reporting Persons or the directors and officers of BOTA has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or the directors and officers of BOTA has, during the last five years, been a party to a civil proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the Reporting Persons and the directors and officers of BOTA are United States citizens.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Persons and the directors and officers of BOTA have acquired beneficial ownership of the BIG O Shares they currently hold through the purchase of shares in the open market with their personal assets and through the Big O Tires, Inc. Employee Stock Ownership Plan ("ESOP"), the Big O Tires, Inc. Long Term Incentive Plan, and the Big O Tires, Inc. Director and Employee Stock Option Plan.

The aggregate estimated amount of funds required by the Reporting Persons to purchase all of the outstanding Shares pursuant to the proposal described in
Item 4 and to replace certain borrowing arrangements now in place at Big O is approximately $77 million. It is estimated that the great majority of these funds will be borrowed. Although no definitive arrangements have been reached, the Reporting Persons have engaged in discussions with specific financing sources and believe that commitments for financing could be in place within approximately twenty days after the execution of the definitive merger agreement described in Item 4.

ITEM 4.  PURPOSE OF TRANSACTION

As previously disclosed, the Reporting Persons and the directors and officers of BOTA each acquired the Shares reported herein at various times in the past solely for the purpose of investment. Each such person retains the absolute right to vote his Shares as he individually determines.

As disclosed in the Schedule 13D, on December 2, 1994, certain members of Big O's management and certain Big O dealers (the "Original Offerors") submitted an offer to Big O to acquire all of the outstanding Shares not owned by them for $18.50 per share in a cash merger (the "Acquisition Proposal"). The Acquisition Proposal was subject to a number of conditions including the Original Offerors' ability to obtain the necessary financing. Although the Acquisition Proposal expired by its terms on December 5, 1994, the Original Offerors continued to negotiate with the independent Directors of Big O with respect to an acquisition of Big O on the terms set forth in the Acquisition Proposal.

As disclosed in Amendment No. 1 to the Schedule 13D, on February 7, 1995, the Original Offerors determined not to continue negotiations with the Investment Committee of the Board of Directors of Big O (the "Investment Committee") in light of the difficulties they had experienced in obtaining commitments for elements of the financing necessary to consummate the acquisition and the resulting inability of the representatives of the dealers and management to reach mutual understandings on certain fundamental issues relating to the acquisition. The Original Offerors who were members of Big O's management continued to be interested in consummating a purchase of Big O on terms mutually agreeable to the Big O franchised dealers, management, shareholders and independent Directors and separately and independently continued to pursue such a possible transaction to the extent it appeared possible that a satisfactory definitive agreement among those parties could be achieved and that financing for such a transaction could be secured. The Original Offerors who were franchised Big O dealers also remained interested in consummating a purchase of Big O on such terms and separately and independently continued their efforts to the extent they believed such a transaction remained viable.

As disclosed in Amendment No. 2 to the Schedule 13D, on March 2 and 3, 1995, the representatives of the Reporting Persons met and evaluated the possibility of reopening negotiations with the Investment Committee regarding the acquisition of all of the outstanding Shares. The Reporting Persons determined to contact the Investment Committee regarding such negotiations. The Reporting Persons believed that if an agreement was to be reached regarding such a transaction, the price per share of Shares of Big O would have to be below the price of $18.50 per share previously discussed.

As disclosed in Amendment No. 4 to the Schedule 13D, on April 6, 1995, the representatives of the Reporting Persons submitted an offer to Big O to acquire all of the outstanding shares of common stock of Big O not owned by them for $16.00 per share in a cash merger (the "$16 Proposal"). The $16 Proposal was subject to a number of conditions including the ability of the Reporting Persons to obtain the necessary financing, the participation of a minimum number of Big O dealers and a minimum number of participants in Big O's ESOP, and the execution of a definitive merger agreement. The $16 Proposal expired on April 13, 1995.

As disclosed in Amendment No. 5 to the Schedule 13D, BOTA has continued to discuss with Mr. Kenneth Pavia the possibility of acquiring the Shares owned or controlled by Mr. Pavia at the purchase price of $16.00 per share and reimbursing Mr. Pavia for the amount of the actual costs and expenses incurred by Mr. Pavia or entities controlled by him in connection with all matters pertaining to the shareholder proposal submitted by Mr. Pavia to Big O on December 21, 1993, proposing that the shareholders of Big O recommend that the Board of Directors of Big O engage the services of a nationally recognized investment banker to explore all alternatives to enhance the value of Big O; provided that, the expense and cost reimbursement shall not exceed $625,000. Such sale, if any, would be for cash, securities or some combination thereof, and would be on terms and conditions agreed upon by the parties. It was anticipated that any such acquisition would be pursuant to and contingent upon, among other things, the completion of the acquisition of Big O.

As disclosed in Amendment No. 5 to the Schedule 13D, on May 30, 1995, certain of the Reporting Persons mailed proxy materials regarding two precatory proposals which those Reporting Persons intended to bring before the annual meeting of the Big O's shareholders on June 7, 1995 (the "Proxy Materials"). The Proxy Materials were sent to only ten (10) of Big O's larger shareholders (including Mr. Pavia) and no general solicitation of proxies was made by the Reporting Persons. Because so few shareholders were to be contacted, the Reporting Persons did not anticipate that their proposals would be approved by a majority of the outstanding shares. However, this limited inquiry was conducted in an attempt to demonstrate to the Investment Committee that shareholder support exists for the proposals. The proposals in the Proxy Materials relate to recommending to the Board of Directors that the Board of
Directors: (1) eliminate Big O's shareholder rights plan, and (2) commence the good faith consideration of the $16 Proposal. At that time, BOTA had been informed that Mr. Pavia supported the proposals.

As disclosed in Amendment No. 6 to the Schedule 13D, on June 2, 1995, following extensive negotiations with the Investment Committee, the representatives of the Reporting Persons submitted an offer to Big O to acquire all of the outstanding shares of common stock of Big O not owned by them for $16.50 per share in a cash merger (the "Merger Proposal"). The Merger Proposal was subject to a number of conditions including the ability of the Reporting Persons to obtain the necessary financing, the participation of a minimum number of Big O dealers, the participation of a minimum number of participants in Big O's ESOP, and the execution of a definitive merger agreement. The Merger Proposal was to expire on June 7, 1995.

As disclosed in Amendment No. 7 to the Schedule 13D, on June 7, 1995, the representatives of the Reporting Persons and Big O executed a letter agreement (the "Letter Agreement") in which Big O accepted the Reporting Persons' offer to acquire all of the outstanding shares of common stock of Big O not owned by them for $16.50 per share in a cash merger. The Letter Agreement further provided, among other things, for the reimbursement of certain expenses of the Reporting Persons in their efforts to consummate the merger and the indemnification of the Reporting Persons and others. The reimbursement of expenses above a certain level was contingent upon certain dealers extending the length of their franchise agreements with Big O. The Letter Agreement was subject to a number of conditions including the ability of the Reporting Persons to obtain the necessary financing, the participation of a minimum number of Big O dealers, the participation of a minimum number of the shares owned by participants in Big O's ESOP, and the execution of a definitive merger agreement.

As disclosed in Amendment No. 8 to the Schedule 13D, on July 24, 1995, BOTI Holdings, Inc., a company owned by certain of the Reporting Persons, BOTI Acquisition Corp., a wholly owned subsidiary of BOTI Holdings, Inc., and Big O entered into an Agreement and Plan of Merger (the "Agreement"). The Agreement provides for the acquisition of all outstanding shares of common stock of Big O not owned by the Reporting Persons for $16.50 per share in a cash merger. The Agreement is subject to a number of conditions including the ability of the Reporting Persons to obtain the necessary financing, the participation of a minimum number of Big O dealers and the participation of holders of a minimum number of Shares held by Big O's ESOP.

Except as set forth above, the Reporting Persons have no plans or proposals which relate to Items 4(a) through (j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

     (a) The Reporting Persons, as disclosed in the Schedule 13D, were the beneficial owners of the following shares of common stock of Big O:


Reporting Persons           Beneficial Shares             % of Class

Steven P. Cloward           98,339.655                    2.9467%
John B. Adams               37,164.5024                   1.1181%
David D. Dwyer              13,137.494                     .3967%
Dennis J. Fryer              6,367.9306                    .1925%
Allen E. Jones              11,099.2808                    .3350%
Kelley A. O'Reilly           3,772.2658                    .1140%
Gregory L. Roquet            9,537.1304                    .2879%
Thomas L. Staker            11,152.571                     .3368%
Philip J. Teigen             7,193.843                     .2173%
Bruce H. Ware               12,067.0814                    .3642%
Brad Findlay                   426                        .01288%
Richard K. Miller              180                         .0052%
Wesley Stephenson               50                         .0015%
William H. Spencer           5,580                         .1687%
Patrick T. Staker               87                         .0026%
Guido Bertoli                3,800                         .1149%

     (b) The Reporting Persons have the following sole voting and dispositive power and shared voting and dispositive power with respect to the common stock beneficially owned by each Reporting Person:

                                Sole                Shared Voting Power
Reporting                       Voting              Voting
Persons                         Power               Power

Steven P. Cloward              43,990.655           25,110
John B. Adams                  19,877.5024           1,311
David D. Dwyer                  9,578.494                0
Dennis J. Fryer                 6,367.9306               0
Allen E. Jones                  5,783.2808               0
Kelley A. O'Reilly              3,772.2658               0
Gregory L. Roquet               4,853.1304               0
Thomas L. Staker                7,471.571                0
Philip J. Teigen                4,519.843                0
Bruce H. Ware                   7,081.0814               0
Brad Findlay                      237                    0
Wesley Stephenson                  50                    0
Richard K. Miller                 180                    0
William H. Spencer              5,580                    0
Patrick T. Staker                  87                    0
Guido Bertoli                   3,800                    0


                                Sole                Shared
Reporting                       Dispositive         Dispositive
Persons                         Power               Power **

Steven P. Cloward               2,808               57,730.655
John B. Adams                   1,824               13,636.5024
David D. Dwyer                      0                6,400.494
Dennis J. Fryer                    15                4,636.9306
Allen E. Jones                      0                4,067.2808
Kelley A. O'Reilly                  0                  682.9063
Gregory L. Roquet                   0                1,767.6782
Thomas L. Staker                  300                    0
Philip J. Teigen                    0                1,154.3372
Bruce H. Ware                     400                4,917.0814
Brad Findlay                        0                    0
Wesley Stephenson                   50                   0
Richard K. Miller                  180                   0
William H. Spencer               5,580                   0
Patrick T. Staker                    0                   0
Guido Bertoli                    3,800                   0

** The Shares included under Shared Dispositive Power may include vested shares in the ESOP over which the Reporting Person will have such dispositive power upon the termination of such Reporting Person's employment with Big O.

           Except as set forth in Exhibit C to the Schedule 13D, no transactions in Shares were effected during the 60 days prior to the filing of the Schedule 13D or each amendment thereto by the Reporting Persons.

     (d) The Administrative Committee of the ESOP has the right to receive and power to invest dividends received from the Shares held in the ESOP. Except as stated herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any securities beneficially owned by the Reporting Persons.

     (e)     Not applicable.

     In Amendment No. 2 to the Schedule 13D, and in addition to the information provided in the Schedule 13D, the following information was provided with respect to the directors and officers of BOTA and Ron
Lautzenheiser:

     (a) Mr. Lautzenheiser and the directors and officers of BOTA are the beneficial owners of the following shares of common stock of Big O:

Name                     Beneficial Shares                % of Class

Wesley Stephenson                 50                        .0015%
Patrick T. Staker                 87                        .0026%
Guido Bertoli                  3,800                        .1149%
Bryan Edwards                    102                        .0031%
Ken Little                       943                        .0285%
Scott Klossner                    52                        .0016%
Ken Roetto                       143                        .0043%
Louis Martinez                   700                        .0212%
Mike Lyons                     1,092                        .0330%
Ron Lautzenheiser             23,310.33                     .7048%


     (b) Mr. Lautzenheiser and the directors and officers of BOTA have the following sole voting and dispositive power and shared voting and dispositive power with respect to the shares beneficially owned by each such director:

                       Sole      Shared     Sole           Shared
                       Voting    Voting     Dispositive    Dispositive
Name                   Power     Power      Power          Power

Wesley Stephenson        50        0            5            0
Patrick T. Staker        87        0                         0
Guido Bertoli         3,800        0         3,80            0
Bryan Edwards           102        0           10            0
Ken Little              943        0           94            0
Scott Klossner           52        0            5            0
Ken Roetto              143        0           14            0
Louis Martinez          700        0           70            0
Mike Lyons            1,092        0         1,09            0

Ron Lautzenheiser     4,200    6,566         1674        6,566

     (c) As of the date of Amendment No. 2 to the Schedule 13D, no transactions in Shares had been effected during the past 60 days by the Reporting Persons or the directors and officers of BOTA.

     (d) The Administrative Committee of the ESOP has the right to receive and power to invest dividends received from the Shares held in the ESOP. Except as stated herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any securities beneficially owned by the Reporting Persons or the directors of BOTA.

     (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As disclosed in Amendment No. 3 to the Schedule 13D, on March 17, 1995, BOTA entered into a confidentiality agreement with Mr. Pavia, who beneficially owns 9.2% of the outstanding Shares. The confidentiality agreement does not relate to securities of the issuer, and specifically does not relate to transfer or voting of any securities, loan or option arrangements, or the giving or withholding of proxies, but may lead to such an agreement. In particular, BOTA intended to discuss with Mr. Pavia the possibility of acquiring the Shares owned or controlled by Mr. Pavia on terms to be mutually agreed between the parties. It was anticipated that any such acquisition would be contingent upon, among other things, the completion of the acquisition of Big O. In Amendment No. 3 to the Schedule 13D, BOTA disclosed that it might approach other significant shareholders and propose agreements concerning the Shares held by such shareholders and, in that context, might enter into similar confidentiality agreements with such other parties.

As disclosed in Amendment No. 5 to the Schedule 13D, certain of the Reporting Persons sent Proxy Materials to a small group of shareholders (including Mr. Pavia). However, at that time no proxies had yet been granted to any of the Reporting Persons, nor did any other understandings exist with respect to the voting of the Shares, although BOTA was informed that Mr. Pavia supports the proposals. Due to the execution of the Letter Agreement (as defined above), the proposals included in the Proxy Materials were not introduced at the annual meeting of Big O's shareholders.

As described above in Item 4, the Reporting Persons have entered into the Agreement regarding the acquisition of all of the outstanding shares of common stock of Big O not owned by them for $16.50 per share in a cash merger subject to the conditions described above.

Except as disclosed above, no contract, arrangement, understanding, or relationship (legal or otherwise) exists among the Reporting Persons or between any Reporting Person and any other person with respect to any securities of Big O, the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  EXHIBITS

EA952090.047/6+

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 2, 1995                       /s/ Steven P. Cloward
                                            Steven P. Cloward

Date:  August 2, 1995                       /s/ John B. Adams
                                            John B. Adams

Date:  August 2, 1995                       /s/ Ron Lautzenheiser
                                            Ron Lautzenheiser

Date:  August 2, 1995                       /s/ Dennis J. Fryer
                                            Dennis J. Fryer

Date:  August 2, 1995                       /s/ Allen E. Jones
                                            Allen E. Jones

Date:  August 2, 1995                       /s/ Kelley A. O'Reilly
                                            Kelley A. O'Reilly

Date:  August 2, 1995                       /s/ Gregory L. Roquet
                                            Gregory L. Roquet

Date:  August 2, 1995                       /s/ Thomas L. Staker
                                            Thomas L. Staker

Date:  August 2, 1995                       /s/ Philip J. Teigen
                                            Philip J. Teigen

Date:  August 2, 1995                       /s/ Bruce H. Ware
                                            Bruce H. Ware

Date:  August 2, 1995                       /s/ Brad Findlay
                                            Brad Findlay

Date:  August 2, 1995                       /s/ Wes Stephenson
                                            Wes Stephenson,
                                            President of BOTA